United States securities and exchange commission logo





                               March 12, 2021

       Brian Armstrong
       Chief Executive Officer
       Coinbase Global, Inc.
       c/o The Corporation Trust Company
       1209 Orange Street
       Wilmington, DE 19801

                                                        Re: Coinbase Global,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 25,
2021
                                                            File No. 333-253482

       Dear Mr. Armstrong:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 25, 2021

       Risks Related to Crypto Assets
       A temporary or permanent blockchain "fork" to any supported crypto asset could adversely affect our business, page 45

   1. We do not believe that your response sufficiently supports your assertion that airdropped or forked digital
assets are not assets. We note that whether an air dropped or forked digital asset is traded
or has an accessible exchange market available is not a necessary attribute of an asset.
We also observe that the reference to    probable    in the    probable
                                                        future economic benefit
   criteria of the definition refers to uncertainty, not likelihood. In order to help us
continue to evaluate your response to comment 9, please tell us, and revise your filing to
disclose, whether the air dropped or forked digital assets that
 Brian Armstrong
FirstName  LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany
March      NameCoinbase Global, Inc.
       12, 2021
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         represent Coinbase, rather than customer, assets are material to Coinbase. Please include in, but do not limit, your reply to qualitative considerations inherent in your conclusion.
         Please also tell us whether Coinbase   s financial statements would
materially differ if air
         dropped or forked digital assets that represent Coinbase, rather than customer, assets were recognized at the time of the airdrop or fork.
2. For Company airdrops and forks that are recognized at a cost of $0, please revise
         Management   s Discussion and Analysis (MD&A) to provide enhanced
disclosures of the
         crypto assets obtained and discuss the potential impact and variability to your future earnings and cash flows if you decide to monetize or sell these crypto assets.
3.       For Company airdrops and forks that are not recognized, please revise
Management   s
         Discussion and Analysis (MD&A) to discuss the potential future economic benefit to the extent it is reasonably likely that you are able to support and monetize or sell these crypto assets in a future period.
4. In order to help us continue to evaluate your response to comment 10, please provide an analysis, with citation to ASC 606 and any other relevant authoritative guidance, as to
         whether Coinbase   s contract with its customers contains an explicit
or implicit promise to
         allocate airdrops and forks to its customers. Please address the following in your response and revise your filing as appropriate:

                Confirm whether unsupported customer airdrops and forks remain in digital wallets for which you possess the unique private keys and, if so, whether under your
              contracts with customers they are Coinbase   s assets or your
customers    assets;
                Clarify whether you keep account of unsupported airdrops and forks; and
                Clarify whether there have been any instances where you have subsequently supported a previously unsupported customer airdrop or fork and provide any additional information necessary for an understanding of your accounting.
Trading Volume, page 91

5. We note your response to comment 11 from our letter dated February 5, 2021. We also note your disclosure on page 30 related to your decision in December 2020 to suspend all
         XRP trading pairs on your platform. Please revise your filing to quantify the impact of this trading suspension on your financial statements, trading volume, customer custody crypto assets, and any other relevant operating or financial metric and discuss how this decision will impact your business going forward.
Price and Volatility of Crypto Assets, page 100

6. We note disclosure of the percentages of your crypto assets held as of December 31, 2020 and 2019. We also note disclosure in footnote 3 to your fair value tabular presentation on page F-34 that you have $68.4 million and $33.9 million of crypto assets held at cost at each period end, respectively. Please revise your MD&A to disclose the fair value of these crypto assets held as of each period presented and provide enhanced disclosures to
 Brian Armstrong
FirstName  LastNameBrian Armstrong
Coinbase Global, Inc.
Comapany
March      NameCoinbase Global, Inc.
       12, 2021
March3 12, 2021 Page 3
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         discuss the potential impact and variability to your future earnings and cash flows if you determine to monetize or sell these crypto assets.
Comparison of the Years Ended December 31, 2020 and 2019, page 107

7.       We note disclosures on pages 107 and 108 that other revenues and other expenses
         increased $93.8 million and $93.3 million, respectively, during fiscal year ended
         December 31, 2020 due to crypto asset sales where the transactions were fulfilled with
         your crypto assets as a result of    unanticipated system disruptions
  as a customer
         accommodation. We also note brief disclosure on page 44 related to the number of outages and average duration during 2020. Please revise your filing to discuss the nature, timing and pervasiveness of unanticipated system disruptions for all periods presented, including but not limited to:

                Quantification of the number of unanticipated system disruptions that occurred,
                Provide a discussion the reason(s) for these disruptions, Disclose how long these disruptions typically lasted; and Discuss the underlying reasons for trends in the frequency or duration of disruptions.
Liquidity and Capital Resources, page 112

8. We note your disclosure of the cost basis and fair value of your crypto assets held, excluding crypto assets borrowed, as of December 31, 2020 and that these crypto assets are for investment and operational purposes. We also note disclosure related to your sale of crypto assets provided as an accommodation to customers on page 103 or when there are unanticipated system disruptions on page 107. To the extent your holding crypto assets for investment purposes is material, please revise your filing to discuss your crypto asset investment policy to allow an investor to understand the risks and rewards related to this activity. Additionally, please disclose the income statement impact related to crypto assets held for investment, if material.
Launch Innovative Products, page 131

9. We note disclosure on page 132 that in 2020 you launched support for post-trade credit to eligible institutional customers to instantly invest in crypto assets without pre-funding their trade. Please revise your filing to more fully explain this product including the following:

                Explain whether you conduct background, credit, or other checks on potential customers;
                Explain more fully your policy for collecting funds subsequent to a trade;
                Explain your rights to the crypto assets purchased as collateral and potential risk of loss;
                Provide operating and financial metrics to allow an investor to understand the materiality of this product currently and going forward; and Brian Armstrong
Coinbase Global, Inc.
March 12, 2021
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             Provide your accounting policy to explain how this product offering is reflected in your financial statements.
Plan of Distribution, page 204

10. Please note your response to comments 6 and 14 and your representation that the financial advisors will not solicit any buying or selling interest on behalf of the company and that any Nasdaq firm (whether or not affiliated with a financial advisor) can submit sell and buy orders on behalf of its customers or other non-member firms. Please confirm for us that the financial advisors will not actively solicit orders on behalf of the company and clarify whether the financial advisors intend to actively solicit buy/sell orders on behalf of their customers or others during the price discovery phase or after the initial opening of trading.
General

11. We note your disclosure that your shares of Class A and Class B common stock have a history of trading in private transactions as well as media accounts of recent private transactions. Please confirm whether you have determined that there has been a recent sustained history of trading of your common stock in the private markets prior to the direct listing and, if so, provide us the basis for this determination.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at 202-551-3217 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,
FirstName LastNameBrian Armstrong
                                                             Division of
Corporation Finance
Comapany NameCoinbase Global, Inc.
                                                             Office of Finance
March 12, 2021 Page 4
cc:       Michael A. Brown, Esq.
FirstName LastName